Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com
May 9, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Attention: Ms. Anu Dubey
100 F St N.E.
Washington, DC 20549

Re: OFS Credit Company, Inc. – Registration Statement on Form N-2
(File Nos. 333-277773; 811-23299)

Dear Ms. Dubey:

On behalf of OFS Credit Company, Inc. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on May 3, 2024 regarding the Company’s Registration Statement on Form N-2 (File Nos. 333-277773 and 811-23299), the prospectus contained therein (the “Prospectus”), and certain documents that have been incorporated into the Company’s registration statement by reference. The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.

1.Regarding the Company’s previous response to Staff comment #1 in the Company’s response letter dated April 24, 2024, please note that the Staff does not object to the Company maintaining the previous sentence on the cover page of the Prospectus. Instead, please represent to the Staff that the Company will notify the Staff as soon as any prospectus supplement for an offering of either convertible preferred securities or convertible debt securities is filed on EDGAR.

Response: The Company represents that, if it files a prospectus supplement on EDGAR related to an offering of either convertible preferred securities or convertible debt securities, it will notify the Staff upon any such filing.
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2.On a supplemental basis, please provide analysis explaining how advisory services rendered by OFS Advisor to the Company are provided pursuant to the advisory agreement between OFS Advisor and the Company, as approved under Section 15, considering the terms of the Staffing Agreement. In your response please confirm whether and how OFS Advisor is overseeing, managing, and responsible for the investment advice to the Company rendered by personnel of Orchard First Source Capital, Inc. through the Staffing Agreement.

Response: The Company respectfully advises the Staff that OFS Advisor oversees, manages, and is responsible for the investment advice provided to the Company. The Staffing Agreement is simply a method by which the Company and its affiliates allocate expenses among certain OFS entities. As disclosed in the section of the Prospectus entitled “About OFS and OFS Advisor,” the services that OFS Advisor provides are not exclusive to the Company, and it provides similar services to OFS Capital Corporation and Hancock Park Corporate Income, Inc. Further, as disclosed on page 12 of the Prospectus, each of Orchard First Source Capital, Inc. (the “Service Provider”) and OFS Advisor are 100% owned by Orchard First Source Asset Management, LLC (“OFSAM”). Therefore, OFS Advisor and the Service Provider are affiliated, and, as a result, these entities may have overlapping or “dual hatted” personnel.

The Company notes that its non-interested directors are fully aware of the Staffing Agreement between OFS Advisor and the Service Provider, and the agreement has been disclosed since the Company’s initial registration statement, which was filed in 2017. The Company also notes that the Service Provider does not provide any services directly to the Company. Any investment advisory services provided to the Company by OFS Advisor are governed under the terms of the Investment Advisory Agreement.

Section 15 of the 1940 Act requires, in relevant part, that an investment adviser to a registered investment company must act pursuant to a written contract, and that an investment advisory contract related to any person that regularly serves as an investment adviser must be reapproved on an annual basis by the majority of the registered investment company’s non-interested directors.

As disclosed in the Company’s most recent Annual Report on Form N-CSR and most recent Semi-Annual Report on Form N-CSR, which are incorporated by reference into the section of the Prospectus entitled “Management,” the Company’s Board, including its non-interested directors, unanimously reapproved the investment advisory agreement with OFS Advisor on June 1, 2023. During that re-approval process, the non-interested directors specifically considered the services to be provided by the Company’s Senior Investment Team under the Staffing Agreement. The Senior Investment Team, which includes Bilal Rashid, Jeffrey A. Cerny, Glen Ostrander and Kenneth A. Brown, serves as the Company’s portfolio managers.

Given that the Company’s Board considered the services to be provided by the Service Provider to OFS Advisor when unanimously reapproving the Investment Advisory Agreement, and that the Service Provider does not directly provide investment advisory services to the Company, the Company believes that the Staffing Agreement is consistent with Section 15 of the 1940 Act.

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Please do not hesitate to contact me at (202) 383-0218 or Dwaune Dupree at (202) 383-0206 if you should need further information or clarification.

Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus
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